[redacted]

08030054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52922

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBT Investments, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
104463
FIRM ID. NO.

909 Poydras Street, Suite 2250
(No. and Street)

New Orleans (City) LA (State) 70112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yolanda B. Wessel 504-584-5888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200 (Address) Metairie (City) LA (State) 70005 (Zip Code)

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Leonard N. Alsfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBT Investments, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

James Kenneth LeDoux
Notary Public
Bar No. 27835
Parish of Jefferson, State of Louisiana
My commission is for life.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBT INVESTMENTS, INC.

December 31, 2007

Audit of Financial Statements

December 31, 2007

CONTENTS

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
FBT INVESTMENTS, INC.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **FBT INVESTMENTS, INC.** as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **FBT INVESTMENTS, INC.** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 22, 2008

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 202, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
5153 BLUEBONNET BOULEVARD, SUITE B, BATON ROUGE, LA 70809 • 225.296.5150 • FAX 225.296.5151
WWW.LAPORTE.COM

FBT INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and Cash Equivalents	$ 202,628
Restricted Cash	45,000
Money Market Investments Held at Clearing Organization	277,632
Receivable from Clearing Broker	104,176
Due from Related Parties	75,475
Furniture and Equipment, at Cost, Less	
Accumulated Depreciation of $148,500	57,790
Other Assets	57,016
Total Assets	$ 819,717

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	134,266
Due to Related Party	6,127
	140,393
Commitments and Contingent Liabilities	-
STOCKHOLDERS' EQUITY	
Common Stock - $1 Par Value; 1,334 Shares	
Authorized, Issued and Outstanding	1,334
Additional Paid-In Capital	1,039,007
Accumulated Deficit	(361,017)
Total Stockholders' Equity	679,324
Total Liabilities and Stockholders' Equity	$ 819,717

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2007

REVENUES	
Commission Income	$ 1,373,122
Fee Income	972,200
Interest, Dividends and Other Income	160,102
Total Revenues	2,505,424
EXPENSES	
Employee Compensation and Benefits	1,599,138
Occupancy and Equipment	222,661
Fees	113,678
Other Operating Expenses	259,920
Total Expenses	2,195,397
NET INCOME	$ 310,027

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE - DECEMBER 31, 2006	$ 1,334	$ 1,039,007	$ (498,594)	$ 541,747
Distributions to Stockholder	-	-	(172,450)	(172,450)
Net Income for the Year 2007	-	-	310,027	310,027
BALANCE - DECEMBER 31, 2007	$ 1,334	$ 1,039,007	$ (361,017)	$ 679,324

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2007

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

OPERATING ACTIVITIES	
Net Income	$ 310,027
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	4,040
Decrease in Receivable from Clearing Broker	46,406
Decrease in Other Assets	117,156
Decrease in Accounts Payable and Accrued Expenses	(13,100)
Increase in Due from/to Related Parties	(42,429)
Net Cash Provided by Operating Activities	422,100
INVESTING ACTIVITIES	
Purchases of Furniture and Equipment	(10,293)
Decrease in Money Market Investments, Net	(76,592)
Net Cash Used in Investing Activities	(86,885)
FINANCING ACTIVITIES	
Distributions to Stockholder	(172,450)
Net Cash Used in Financing Activities	(172,450)
NET INCREASE IN CASH AND CASH EQUIVALENTS	162,765
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	39,863
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 202,628

The accompanying notes are an integral part of these financial statements.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

FBT INVESTMENTS, INC. (the Company) is a wholly owned subsidiary of Firstrust Corporation (the Parent), a Louisiana bank holding company.

The Company provides retail brokerage services to customers primarily in Louisiana. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation and amortization charged to operations amounted to $4,040 for the year ended December 31, 2007.

INCOME TAXES

The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax return of its stockholder.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Commission income and expenses related to customers' securities transactions are reported on the trade date basis. Fee income is recorded as the related services are provided and fees are earned.

NOTE B

RECEIVABLE FROM CLEARING BROKERS

Accounts receivable from clearing brokers represent uncollected commissions and fees due from other brokers.

NOTE C

AGREEMENT WITH CLEARING ORGANIZATION

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $25,000. At December 31, 2007, $25,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to compensate Pershing, LLC on a "per transaction" basis with a minimum compensation of $25,000 per calendar quarter.

NOTE D

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as an "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval, monitoring processes, and by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, positions when necessary.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2007, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

NOTE D

COMMITMENTS AND CONTINGENCIES (Continued)

The Company leases office space under leases expiring in 2016. Future minimum lease payments under these operating leases are as follows:

2008	$ 47,609
2009	47,609
2010	47,609
2011	47,609
2012	47,609
Thereafter	158,698
	$ 396,743

Rent expense for 2007, totaled $48,029 and is included in the Statement of Income under occupancy and equipment expenses.

NOTE E

RELATED PARTY TRANSACTIONS

The Company utilizes branch facilities that are operated by First Bank and Trust (FBT), a subsidiary of its Parent, under an operating lease with an annual renewal. Terms of the lease call for rental payments equal to the greater of $12,000 per year or 5% of gross annual revenues generated in the branch. During the year ended December 31, 2007, $124,935 was charged for the use of these locations.

The Company's cash and cash equivalents at December 31, 2007, were held by FBT. Additionally, a restricted certificate of deposit of $20,000 was held at FBT at December 31, 2007.

The Company has an agreement with its Parent to provide management services. During 2007, fees paid to the Parent under this agreement totaled $30,000.

NOTE F

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $339,308, which was $289,308 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .41 to 1 at December 31, 2007.

NOTE G

EMPLOYEE BENEFIT PLANS

The Company participates with its affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plan at its discretion, based on its profits for the year. The aggregate contributions to the plan for the year ended December 31, 2007, totaled $37,220.

FBT INVESTMENTS, INC.
SUPPLEMENTARY INFORMATION
December 31, 2007

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Stockholders' Equity	$ 679,324
Deductions and/or Charges	
Furniture and Equipment	(57,790)
Non-Allowable Receivables and Other Assets	(228,897)
Other Deductions	(45,000)
Net Capital Before Haircuts on Securities Positions	347,637
Haircuts on Securities	8,329
Net Capital	$ 339,308
AGGREGATE INDEBTEDNESS	$ 140,393
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 50,000
Excess of Net Capital	$ 289,308
Excess Net Capital at 1000%	$ 325,269
Ratio: Aggregate Indebtedness to Net Capital	0.41
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended)	$ 339,308
Net Capital Per Above	$ 339,308

FBT INVESTMENTS, INC.
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FBT INVESTMENTS, INC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **FBT INVESTMENTS, INC.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2007, **FBT INVESTMENTS, INC.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FBT INVESTMENTS, INC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **FBT INVESTMENTS, INC.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2007, **FBT INVESTMENTS, INC.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

FBT INVESTMENTS, INC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **FBT INVESTMENTS, INC.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2007, **FBT INVESTMENTS, INC.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LaPorte Sehrt Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
FBT INVESTMENTS, INC.

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **FBT INVESTMENTS, INC.** for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **FBT INVESTMENTS, INC.**, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
5153 Bluebonnet Boulevard, Suite B, Baton Rouge, LA 70809 · 225.296.5150 · Fax 225.296.5151
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

La Porte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 22, 2008

END